At an Annual Meeting of Shareholders of the Avenue Income
Credit Strategies Fund held on May 17, 2012, the shareholders voted to elect Darren Thompson as a Class
I Trustee of the Board of Trustees.

For		9,040,625
Against		0
Withheld	151,728
TOTAL		9,192,353